# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Fluence Energy, Inc., CIK 0001868941
CUSIP: 34379V103
Title of class of securities: Class A common stock, $0.00001 par value
Address of issuer's principal executive offices: 4601 FAIRFAX DRIVE, SUITE 600, ARLINGTON, Virginia (VA), 22203
Date of event which requires filing of this statement: 05/15/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-24-002726
Filed by CIK 0000874761

## Reporting persons
- The AES Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 41,432,781; sole dispositive power 0; shared dispositive power 41,432,781; aggregate amount beneficially owned 41,432,781 (22.48% of the class)
  Comment: (1) Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The common stock held by the Reporting Persons represents 22.48% of the total common stock of the Issuer outstanding, based on 141,534,496 shares of Class A Common Stock and 41,432,781 shares of Class B-1 Common Stock of the Issuer outstanding as of May 12, 2026.
- AES Grid Stability, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 41,432,781; sole dispositive power 0; shared dispositive power 41,432,781; aggregate amount beneficially owned 41,432,781 (22.48% of the class)
  Comment: (1) Calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended. The common stock held by the Reporting Persons represents 22.48% of the total common stock of the Issuer outstanding, based on 141,534,496 shares of Class A Common Stock and 41,432,781 shares of Class B-1 Common Stock of the Issuer outstanding as of May 12, 2026.

## Item 1. Issuer
Name of issuer: Fluence Energy, Inc.
Address of issuer's principal executive offices: 4601 Fairfax Drive, Suite 600, Arlington, Virginia 22203

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of AES Grid Stability, LLC and The AES Corporation.
Address of principal business office or, if none, residence: The business address of each of The AES Corporation and AES Grid Stability, LLC is 4300 Wilson Blvd, 11th Floor, Arlington, Virginia, 22201.
Citizenship: The AES Corporation and AES Grid Stability, LLC are organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information contained in rows 5, 6, 7, 8, 9, 10, and 11 on each of the cover pages of this Schedule 13G is incorporated by reference in its entirety into this Item 4.

The Reporting Persons may be deemed to beneficially own an aggregate of 41,432,781 shares of the Issuer's Class A Common Stock, consisting of shares of Class A Common Stock issuable on a one-for-one basis upon redemption of common units of Fluence Energy LLC ("Fluence Units") and an equal number of shares of Class B-1 common stock, par value $.00001 per share of the Issuer (the "Class B-1 Common Stock"). Such common stock represents 22.48% of the total common stock of the Issuer outstanding, based on 141,534,496 shares of Class A Common Stock and 41,432,781 shares of Class B-1 Common Stock of the Issuer outstanding as of May 12, 2026, as reflected in the Issuer's Prospectus Supplement, which was filed with the Securities and Exchange Commission on May 12, 2026. The common stock held by the Reporting Persons represents approximately 22.48% of the issued and outstanding shares of the Issuer's Class A Common Stock calculated pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended ("Rule 13d-3") based on 141,534,496 shares of Class A Common Stock of the Issuer outstanding as of May 12, 2026, as reflected in the Issuer's Prospectus Supplement, which was filed with the Securities and Exchange Commission on May 13, 2026, in addition to the 41,432,781 shares of Class A Common Stock that may be received by AES Grid Stability, LLC upon redemption of its Fluence Units and shares of Class B-1 Common Stock of the Issuer that it holds.

The Fluence Units represent limited liability company units of Fluence Energy LLC and an equal number of paired shares of Class B-1 Common Stock, which, pursuant to the limited liability company agreement of Fluence Energy LLC, are together redeemable by the holder on a one-for-one basis, at the option of the Issuer into (i) one share of Class A Common Stock, subject to conversion rate adjustments for stock splits, stock dividends, reclassification and other similar transactions, (ii) one share of Class B-2 Common Stock or (iii) an equivalent amount of cash. Upon redemption, Fluence Energy LLC will cancel and retire for no consideration the redeemed shares of Class B-1 Common Stock. Shares of Class B-1 Common Stock of the Issuer have no economic rights and each share of Class B-1 Common Stock entitles its holder to five votes per share.

AES Grid Stability, LLC is the record holder of the Fluence Units. The AES Corporation is the indirect parent of AES Grid Stability, LLC and may be deemed to share beneficial ownership of the shares held of record by AES Grid Stability, LLC.

Certain of the Reporting Persons, Siemens Industry, Inc., Siemens AG, Siemens Pension-Trust e.V. and Qatar Holding LLC (collectively, the "Stockholders") are parties to a Stockholder Agreement (the "Stockholder Agreement"), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholder Agreement and the obligations and rights thereunder, certain of the Reporting Persons acknowledge and agree that they are acting as a "group" with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based in part on information provided by or on behalf of such other Stockholders, as of May 12, 2026, such a "group" would be deemed to beneficially own an aggregate of 117,666,665 shares of Class A Common Stock (assuming the conversion of all shares of Class B common stock), or 63.9% of the Class A Common Stock of the Issuer, calculated pursuant to Rule 13d-3. The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholder Agreement. Certain entities affiliated with the other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.
Percent of class: See responses to Item 11 on each cover page and Item 4(a) above.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page and Item 4(a) above.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page and Item 4(a) above.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page and Item 4(a) above.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page and Item 4(a) above.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 4(a) above.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
1. Joint Filing Agreement.

## Signatures
- The AES Corporation: /s/ Jennifer Gillcrist, Jennifer Gillcrist/Assistant Secretary (05/18/2026)
- AES Grid Stability, LLC: /s/ Pablo Fekete, Pablo Fekete/Secretary (05/18/2026)